March 30, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On December 19, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Altegris Equity Long Short Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 342 to its registration statement under the Securities Act of 1933 on Form N-1A.  On February 2, 2012, you provided oral comments with respect to the Fund.  Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Typographical corrections have been made throughout but are not enumerated in this letter.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.  Additionally, an excerpt of relevant portions of the prospectus is attached to aid in the review of the Registrant’s responses.

GENERAL

Comment 1.  Please provide assurances that the remaining exhibits related to this amended registration statement will be filed in a timely manner in a subsequent post-effective amendment.

Response.  The Registrant will endeavor to include, in a timely manner, any remaining exhibits related to this amended registration statement in a subsequent post-effective amendment.

PROSPECTUS SUMMARY

Comment 1.  In the table under the section entitled "Fees and Expenses of the Fund," please remove the footnote describing a $15 wire transfer fee, unless each redemption is expected to incur such a fee.  If so, include the fee as a line item in the table.

Response.  The Registrant has removed the footnote.

Comment 2.  In the table under the section entitled "Fees and Expenses of the Fund," please confirm that short selling expenses are included in "Other Expenses" and that acquired fund fees and expenses are expected to be less than 0.01%.

Response.  The Registrant confirms that estimated short selling expenses are included in "Other Expenses" and that acquired fund fees and expenses are expected to be less than 0.01%.  Additionally, the Registrant has deleted the risk disclosure entitled "ETF and Investment Company Risk," which was included in error.

Comment 3.  Under the section entitled "Principal Investment Strategies," please reduce the length of disclosures as they do not conform with traditional notions of "summary."

Response.  The Registrant has reduced the length of disclosures relating to sub-adviser investment processes in the statutory portion of the prospectus.  However, after significant review and discussion with the adviser to the fund, the Registrant does not believe it can reduce the adviser-related disclosures without diminishing the meaning of the disclosures.

Comment 4.  Under the section entitled "Principal Investment Strategies," please include a statement describing any calendar cycle or other frequency with which the adviser determines assets allocation among sub-advisers.

Response.  The Registrant has revised related asset allocation and sub-adviser selection disclosures to state that these elements of the adviser's strategy are made on an opportunistic basis.

Comment 5.  Under the section entitled "Principal Investment Strategies," please consider deleting "rigorous" from the description of due diligence as rigor is implied.

Response.  The Registrant has discussed deleting "rigorous" with the adviser and subsequently the adviser and Registrant believe that while rigorous is generally implied, it is an important unifying link in the entirety of the adviser-related disclosures and believe its deletion would remove an important unifying link.

Comment 6.  Please review the disclosure describing derivative instruments to specify that they may be used for hedging, as substitutes for securities and for speculation, as consistent with the adviser's investment strategy.  See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please assure risk disclosures are consistent with the strategy-specific use of derivatives, e.g. leverage.

Response.  The Registrant has amended futures and options disclosures to clarify there role as hedging instruments.  Additionally, the Registrant has reviewed the Fund's use of derivatives and believes current risk disclosure is consistent with the principals included in the Derivatives Letter.

PROSPECTUS STATUTORY

Comment 7.  Please substitute "focus" for "concentrate" in the description of the strategies employed by sub-advisers because "concentrate" may tend to mislead prospective investors into believing the Fund has adopted an affirmative industry concentration policy.

Response.  The Registrant has made the requested substitution.

Comment 8.  Please confirm that the Registrant has permission to refer to funds by name in the section describing the prior performance of the sub-advisers.

Response.  The Registrant confirms that it has such permission.

Comment 9.  Please include any known differences in distribution channels to the extent they may aid investors in understanding that all share classes may not be available to all shareholders.

Response.  Upon review of current disclosures, the Registrant does not believe it can provide greater specificity as to distribution channels in a way that enhance investors' understanding that all share classes may not be available to all shareholders.

Comment 10.  Please use "Automated Clearing House" and short cite "ACH" as investors may not be familiar with the abbreviation ACH.

Response.  The Registrant has made the request edit.

Comment 10.  Under "Frequent Purchases and Redemption of Fund Shares," please include the time period associated with the redemption fee and any other specific disclosures that may aid in the understanding of the Fund's market timing policy.

Response.  The Registrant has made the request addition of the time period associated with the redemption fee, but does not believe it can make any other specific disclosures that may aid in the understanding of the Fund's market timing policy.

The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

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